AB 3/1

10027751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AppleLane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St.
(No. and Street)

Lancaster (City) MA (State) 01523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd (Address) Westford (City) MA (State) 01886 (Zip Code)

SEC
Mail Processing
Section
FEB 24 2010
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NA 3K

OATH OR AFFIRMATION

I, Deyna Gaut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Linda A Kirrane
Notary Public

LINDA A. KIRRANE
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 12/7/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPLE LANE GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

APPLE LANE GROUP, LLC

INDEX

	Page
Independent Auditors' Report	1 - 2
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Member's Capital	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	12 - 14
Independent Auditors' Report on Applying Agreed-Upon Procedures related to SIPC Assessment Reconciliation	15 - 16

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

Managing Director
APPLE LANE GROUP, LLC
2393 Main Street
Lancaster, MA 01523

We have audited the accompanying balance sheets of APPLE LANE GROUP, LLC, as of December 31, 2009, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of APPLE LANE GROUP, LLC as of December 31, 2008 were audited by other auditors whose report dated February 2, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APPLE LANE GROUP, LLC as of December 31, 2009 and the results of its operations, changes in member's capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (con't)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

February 16, 2010
Westford, Massachusetts

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

APPLE LANE GROUP, LLC

BALANCE SHEET
As of December 31, 2009

	2009	2008
Assets:		
Current Assets:		
Cash	$ 21,137	$ 17,571
Prepaid Expense	1,084	555
Total Current Assets	22,221	18,126
Fixed assets, at cost	38,721	38,721
Less: Accumulated depreciation	(30,074)	(24,976)
	8,647	13,745
Total Assets	$ 30,868	$ 31,871
Liabilities and Member's Capital:		
Current Liabilities:		
Accounts payable	$ 4,625	$ 7,868
Member's Capital:	26,243	24,003
Total Liabilities and Member's Captital	$ 30,868	$ 31,871

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:	$ 684,754	$ 324,192
Operating expenses:		
Auto expenses	12,431	12,018
Client expense	3,640	0
Commission expense	573,051	0
Depreciation	5,098	6,818
General and administrative	15,181	10,456
Professional expenses	7,545	5,042
Telephone	9,503	9,456
Travel	24,658	55,415
Total operating expenses	651,106	99,205
Income from operations	33,648	224,987
Other income:		
Interest income	102	288
Net income	$ 33,750	$ 225,275

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL
For the Years Ended December 31, 2009 and 2008

Balance, December 31, 2007	28,955
Member distribution	(230,227)
Net Income	225,275
Balance, December 31, 2008	24,003
Member distribution	(31,510)
Net Income	33,750
Balance, December 31, 2009	26,243

The accompanying notes are an integral part of these financial statements.

APPLE LANE GROUP, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

		2009		2008
Cash Flows from Operating Activities:				
Net Income	$	33,750	$	225,275
Adjustments to Reconcile Net Income to net cash provided by operating activities:				
Depreciation		5,098		6,818
(Increase) decrease in prepaid expense		(529)		-
Increase (decrease) in accounts payable		(3,243)		(16,455)
Net cash provided by operating activities		35,076		215,638
Cash Flows from Financing Activities:				
Member distribution		(31,510)		(230,227)
Net increase (decrease) in cash and cash equivalents		3,566		(14,589)
Cash and cash equivalents - January 1,		17,571		32,160
Cash and cash equivalents - December 31,	$	21,137	$	17,571

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

APPLE LANE GROUP, LLC (the Company) was organized on November 13, 2003. The Company, which is located in Lancaster, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of APPLE LANE GROUP, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the member's individual activities.

The Company is taxed as a sole proprietor for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

Recognition of Income
The Company receives incentive and retainer fees from clients under solicitation agreements. This income is recognized as revenue in the respective months for which these fees relate. At December 31, 2008 and 2007, there was no deferred revenue.

Note 1. Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosures. Actual results could differ from those estimates.

Note 2. Fixed Assets

At December 31, the Company's fixed assets consisted of:

	2008	2007
Computer and office equipment	$ 13,776	$ 13,776
Furniture & fixtures	15,773	15,323
	29,549	29,099
Less accumulated depreciation	(23,424)	(21,038)
Fixed assets, net	$ 6,125	$ 8,061

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space and equipment in Boston, Massachusetts. Rental expense for the years ended December 31, 2008 and 2007 were $44,767 and $44,209, respectively. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2009	$ 46,877
2010	46,817

Rent expense included in the statement of operations is reported net of sub-rental income.

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2008) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

COMPUTATION OF NET CAPITAL		
Member's capital		$ 26,243
Less non-allowable assets:		
Prepaid expense	1,084	
Fixed assets, net	8,647	
		9,731
Net Capital		$ 16,512
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 4,625
Total Aggregate Indebtedness		$ 4,625
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 5,000
Excess Net Capital		$ 11,512
Ratio: Aggregate indebtedness to net capital		0.28

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	16,512
Net audit adjustments		
Net Capital per above	$	16,512

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Managing Director
APPLE LANE GROUP, LLC
Lancaster, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of APPLE LANE GROUP, LLC for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek, & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

February 16, 2010
Westford, Massachusetts

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

Managing Director
APPLE LANE GROUP, LLC
2393 Main Street
Lancaster, MA 01523

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by APPLE LANE GROUP, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating APPLE LANE GROUP, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). APPLE LANE GROUP, LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 16, 2010